Filed Pursuant to Rule 424(b)(3)
File No. 333-138750
SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated March 28, 2008 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.
The Prospectus is hereby supplemented as follows:
On March 27, 2008, the Company announced its fourth-quarter and full-year 2007 financial results in a press release, which the Company furnished to the Securities and Exchange Commission as an exhibit to its current report on Form 8-K. On March 28, 2008, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2007. The Annual Report on Form 10-K includes the Company’s audited consolidated financial statements for the year ended December 31, 2007.
2007 Fourth Quarter Results

The Company reported revenues for the 2007 fourth quarter of $254.3 million compared to revenues of $103.2 million in the same period of last year, which represents an increase of 146 percent, primarily due to the acquisition of Copperfield and Woods. Volume (total pounds shipped) increased 148 percent in the fourth quarter of 2007 compared to the prior-year period, also primarily due to the acquisition of Copperfield and Woods. The Company’s consolidated results of operations for 2007 include the results of Copperfield and Woods beginning with their respective acquisition dates: April 2, 2007 for Copperfield and November 30, 2007 for Woods.
Gross profit margin for the fourth quarter of 2007 was 12.0 percent compared to 15.8 percent for the same period of 2006 due primarily to the Copperfield acquisition. Copperfield prices its products to earn a fixed-dollar margin per pound of goods sold, which causes Copperfield’s gross profit margins to compress in higher copper price environments. Gross profit margin was also negatively impacted by pricing pressures caused by contracting market conditions in a number of the Company’s segments, inflationary pressures related to certain raw material costs, including PVC and fuel costs, and increased factory variances due primarily to labor inefficiencies.
Selling, engineering, general and administrative expense for the 2007 fourth quarter was $13.0 million compared to $8.7 million for the 2006 fourth quarter, with the increase resulting from acquisitions, as well as increased corporate expenses, including most notably professional fees, payroll, and related costs.
Intangible amortization expense for the 2007 fourth quarter was $2.6 million due primarily to the Copperfield acquisition.
Restructuring charges for the fourth quarter of 2007 were $0.3 million as the result of integration activities related to Copperfield. Restructuring charges for the fourth quarter of 2006 were $0.2 million as the result of the closure of the Company’s facility in Miami Lakes, Florida.
Interest expense, net, for the fourth quarter of 2007 was $8.1 million compared to $3.4 million for the same period of 2006, due primarily to additional expense related to increased borrowings.
Income tax expense was $2.6 million in the 2007 fourth quarter compared to $1.8 million for 2006 fourth quarter. The current year expense reflects the Company’s status as a C-corporation for federal and state income tax purposes for the entire fourth quarter of 2007, and the expense in 2006 reflects the impact of the converting from an S-corporation to a C-corporation for federal and state purposes in October 2006.
Net income for the fourth quarter of 2007 was $4.0 million, compared to $1.7 million in the fourth quarter of 2006. Earnings per share for the fourth quarter were $0.24 in the 2007 period compared to $0.12 in the 2006 period.

The Company continues to work to strengthen its balance sheet. Net working capital was approximately 21 percent of annualized net sales for the fourth quarter, more than 3.4 percentage points less than level for the same period in 2006 mainly due to the acquisition of Copperfield. Capital expenditures were $1.1 million in the quarter, less than half of the fourth quarter’s depreciation expense.
2007 Full-Year Results

Net sales for the full year of 2007 were $864.1 million compared to $423.4 million for the same period of 2006, an increase of $440.7 million, or 104 percent. The increase includes the impact of adding the Copperfield business on April 2, 2007, which accounted for $396.6 million of consolidated net sales in 2007, and an increase of 93.7 percent in consolidated net sales for 2007 as compared to 2006.
Excluding Copperfield, net sales increased $44.1 million in 2007, or 10.4 percent, compared to 2006, with the increase primarily reflecting volume growth within the Company’s consumer outlets segment, including the impact of the Woods business, and the impact of price increases associated with raw material cost increases. Total volume increased 92.6 percent in 2007, with current year acquisitions accounting for 94.0 percent of the increase in total volume compared to 2006 levels. Excluding the impact of acquisitions, the Company’s total volume declined 1.4 percent, primarily reflecting decreased demand from existing customers in both its Specialty Distributors and OEMs segments and its Electrical/Wire and Cable Distributors segments.
Gross profit margin for 2007 was 12.1 percent compared to 19.3 percent for 2006 due primarily to the Copperfield acquisition as described earlier. Additionally, the gross profit margin decrease reflects the impact of pricing pressures throughout 2007 due to contracting market conditions in a number of the Company’s segments, inflationary pressures related to certain raw material costs, including PVC and fuel costs, and an increase in factory variances in 2007 due primarily to labor inefficiencies.
Selling, engineering, general and administrative expense for 2007 was $44.3 million compared to $31.8 million for 2006 due primarily to the reasons listed above, as well as increased stock compensation expense.
Intangible amortization expense for 2007 was $7.6 million due primarily to the Copperfield acquisition.
Restructuring charges of $0.9 million were recorded in 2007 compared to $1.4 million in 2006. These expenses were incurred in connection with the integration of Copperfield in 2007 (2007- $0.3 million), and the closure of our Miami Lakes and Siler City facilities in 2006 (2007- $0.6 million, 2006- $1.4 million). All actions associated with the closure of the Miami Lakes and Siler City facilities have been substantially completed as of December 31, 2007.
Interest expense, net, for 2007 was $27.5 million compared to $15.9 million for 2006 due primarily from the reasons listed above.
Income tax expense was $9.4 million for 2007, compared to $2.8 million for 2006 due to the Company’s change from an S-corporation to a C-corporation in October 2006.
Net income for the full year 2007 was $14.9 million, compared to $29.4 million for the full year 2006. Earnings per diluted share for the full year 2007 were $0.88 compared to $2.15 in the 2006.

Segment Results

Financial data for the business segments is as follows:

	Year Ended December 31,
	2007		2006		2005
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(In thousands)

Net sales:
Electrical/Wire and Cable Distributors	$146,020	16.9%	$147,411	34.8%	$114,561	33.0%
Specialty Distributors and OEMs	223,159	25.8	219,957	52.0	171,926	49.8
Consumer Outlets	98,369	11.4	55,990	13.2	59,694	17.2
Copperfield	396,596	45.9	—	—	—	—

Total	$864,144	100.0%	$423,358	100.0%	$346,181	100.0%

		Percent of		Percent of		Percent of
		Segment		Segment		Segment
	Amount	Net Sales	Amount	Net Sales	Amount	Net Sales

Operating income:
Electrical/Wire and Cable Distributors	$14,367	9.8%	$23,830	16.2%	$13,643	11.9%
Specialty Distributors and OEMs	21,061	9.4	28,096	12.8	14,693	8.5
Consumer Outlets	10,559	10.7	3,421	6.1	3,465	5.8
Copperfield	12,888	3.2	—	—	—	—

Total	58,875		55,347		31,801
Corporate	(7,050)		(6,787)		(4,029)

Consolidated Operating Income	$51,825		$48,560		$27,772

General Business Environment

Copper volatility as well as general market uncertainty have driven fluctuating market demand across a number of the Company’s channels, factors the Company believes are likely to continue in 2008. Looking at 2008 in total, the Company believes projected costs savings from an integrated Copperfield and the anticipated benefit to be derived in the back half of 2008 from the addition of Woods’ consumer products business, will help it in dealing with the negative impact of current economic conditions and rising material and freight costs.
Integration
In November 2007, the Company’s board approved a planned strategy for integrating Copperfield, including the streamlining of manufacturing operations and cost reductions that were considered at the time of the acquisition. As part of this plan, Copperfield manufacturing and distribution facilities located in Avilla, Indiana; Nogales, Arizona; and El Paso, Texas will be closed in 2008 and operations at these locations consolidated into a larger, state of the art facility in El Paso, Texas. In addition, the Company has realignments planned for all remaining Copperfield facilities. The Company expects to incur between $3.5 million and $4.5 million in restructuring costs in 2008 for such activities, and estimate that these measures will result in net cash expenditures of approximately $2.0 million to $3.0 million in 2008 depending on various factors including the timing of the sale of owned properties and the amount of proceeds received. The Company anticipates substantially completing these activities by the end of 2008, with the expectation that the changes will result in annual cash savings of approximately $3.0 million in 2009 and subsequent years.
The Company also has a major project underway to consolidate a number of its Midwest distribution centers into a single expanded distribution facility in Pleasant Prairie, Wisconsin. This new 500,000 square foot leased distribution center, which the Company plans to open in April of 2008, is designed to meet the growing demands of its business and should allow for greater efficiency and reduced costs in conducting its distribution operations. The new facility will handle all distribution functions currently conducted at three separate facilities, including one the Company acquired as part of the Woods acquisition, and the Company is confident that the new facility will establish a platform for continuing its track record of providing first-in-class logistics, delivery, and customer service. The Company expects to incur total costs between approximately $2.4 million and $3.4 million as a result of the above-described plan, primarily facility closure and severance-related costs. The majority of the cash expenditures are expected to be treated as a purchase accounting adjustment to be recorded in 2008, with the remainder accounted for as restructuring or operating expense in 2008. In addition, as a result of the plan, the Company has accelerated depreciation for certain fixed assets located at the facilities to be closed, and expects to record incremental depreciation expense of approximately $0.2 million in 2008 due to this acceleration.
Retirement of Executive Officer

Jeffrey D. Johnston, Executive Vice President, Operations, announced his intention to retire effective May 2008.

Forward-Looking Statements
This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: the level of market demand for our products; competitive pressures; economic conditions in the U.S.; price fluctuations of raw materials; environmental matters; general economic conditions and changes in the demand for our products by key customers; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing and integration consolidations; changes in the cost of labor or raw materials, including PVC and fuel costs; inaccuracies in purchase agreements relating to acquisitions; failure of customers to make expected purchases, including customers of acquired companies; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus.